UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kaival brands innovations group, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
483104105
(CUSIP Number)
Kaival Holdings, LLC 4460 Old Dixie Highway Grant, Florida 32949 (833) 452-4825
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483104105

1	NAME OF REPORTING PERSON Kaival Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 1,569,514
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 1,569,514

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Based on 8,184,102 shares of common stock, par value $0.001 per share, of which 6,783,958 shares were outstanding as of September 20, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on September 20, 2024. This share count does not reflect any share issuances after September 20, 2024, if any, other than the issuance of 1,400,144 shares of Common Stock to Bidi Vapor, LLC on October 25, 2024.

CUSIP No. 483104105

1	NAME OF REPORTING PERSON KDMM Trust dated May 14, 2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 2,969,658
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 2,969,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Based on 8,184,102 shares of common stock, par value $0.001 per share, of which 6,783,958 shares were outstanding as of September 20, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on September 20, 2024. This share count does not reflect any share issuances after September 20, 2024, if any, other than the issuance of 1,400,144 shares of Common Stock to Bidi Vapor, LLC on October 25, 2024.

CUSIP No. 483104105

1	NAME OF REPORTING PERSON Bidi Vapor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 1,400,144
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 1,400,144

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,144
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Based on 8,184,102 shares of common stock, par value $0.001 per share, of which 6,783,958 shares were outstanding as of September 20, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on September 20, 2024. This share count does not reflect any share issuances after September 20, 2024, if any, other than the issuance of 1,400,144 shares of Common Stock to Bidi Vapor, LLC on October 25, 2024.

SCHEDULE 13D

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2019 as amended on August 24, 2020 and December 21, 2020. As of May 30, 2024, Eric Mosser is no longer a part of the group filing this Amendment No. 3. In addition, upon the death of Mr. Nirajumar Patel, Mr. Patel, individually, ceased to be a part of the group filing this Amendment No. 3 and is not personally the beneficial owner of in excess of 5% of the Company’s common stock, rather such shares are held by KDMM Trust dated May 14, 2018, KM I Irrevocable Trust dated January 23, 2020, and KM II Irrevocable Trust dated September 1, 2020. This Amendment No. 3 is being filed on behalf of Kaival Holdings, LLC, KDMM Trust dated May 14, 2018, and Bidi Vapor, LLC. This Amendment No. 3 relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Kaival Brands Innovations Group, Inc., a Delaware corporation (the “Company” or the “Issuer”). Except as otherwise specified in this Amendment No. 3, all previous items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 3 relates to shares of Common Stock of the Company. The address of the Company’s principal executive offices is 3630 Hield Road Melbourne, Florida 32904.

Item 2. Identity and Background.

(a) This Amendment No. 3 is being filed by (i) Kaival Holdings, LLC, a Delaware limited liability company, (ii) KDMM Trust dated May 14, 2018, the voting member in Kaival Holdings, LLC and (iii) Bidi Vapor, LLC (collectively referred to as the “Reporting Persons” and, each a “Reporting Person”). Kaival Holdings, LLC is owned by KDMM Trust dated May 14, 2018 (voting member), KM I Irrevocable Trust dated January 23, 2020 (a non-voting member), KM II Irrevocable Trust dated September 1, 2020 (non-voting member) and Bhavnen Patel (non-voting member). Bidi Vapor, LLC is owned by KDMM Trust I dated May 4, 2018 (voting member), KDMM Trust I dated May 4, 2018 (non-voting member), KC Family Irrevocable Trust dated May 19, 2021 (non-voting member), and KM I Irrevocable Trust dated January 23, 2020 (non-voting member).

(b) The principal business of Kaival Holdings, LLC is to invest in the Company. The KDMM Trust dated May 14, 2018 is a voting member of Kaival Holdings, LLC. The principal business of Bidi Vapor, LLC is the development, marketing, and sale of electronic nicotine delivery systems and other products.

(c) The address of the business office for each of the Reporting Persons is 4460 Old Dixie Highway, Grant, Florida 32949.

(d) During the last five (5) years, none of the Reporting Persons have been: (1) convicted in a criminal proceeding (excluding violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Kaival Holdings, LLC is a Delaware limited liability company. Bidi Vapor, LLC is a Florida limited liability company. KDMM Trust dated May 14, 2018 is a trust formed under the laws of the state of Florida.

Item 3. Source or Amount of Funds or Other Consideration.

This Amendment No. 3 is being filed to reflect the transactions discussed in Item 4 below. Each Reporting Person was transferred the shares from Mr. Nirajumar Patel or were issued the shares in satisfaction and extinguishment of debt (See Item 4).

Since the date of Amendment No. 2 to this Schedule 13D, there have been (i) transfers of an immaterial amount of shares of Common Stock that are being reported in this Amendment No. 3, (ii) changes in beneficial ownership of shares of Common Stock as a result of Eric Mosser no longer being a member of the filing group, (iii) changes in beneficial ownership of shares of Common Stock by certain of the Reporting Persons due to the death of Mr. Nirajumar Patel and transfer of his shares of Common Stock to trusts for the benefit of members of the Patel family, and (iv) changes in beneficial ownership of shares of Common Stock as a result of shares received by Bidi Vapor in exchange for the extinguishment of indebtedness.

Item 4. Purpose of Transaction.

The share ownership and price information below has been adjusted to reflect the Company’s 1:12 reverse stock split effected on July 20, 2021, and the Company’s 1:21 reverse stock split effected on January 25, 2024.

On August 8, 2022, Kaival Holdings, LLC transferred to a service provider 5,714 shares of Common Stock of the Issuer at a price of $24.57 per share in exchange for services provided.

On March 2, 2023, Kaival Holdings, LLC transferred to a service provider 5,714 shares of Common Stock of the Issuer at a price of $13.07 per share in exchange for services provided.

On March 29, 2023, Kaival Holdings, LLC transferred to a service provider 10,476 shares of Common Stock of the Issuer at a price of $13.07 per share in exchange for services provided.

On March 29, 2023, Kaival Holdings, LLC transferred to a service provider 714 shares of Common Stock of the Issuer at a price of $15.75 per share in exchange for services provided.

On April 26, 2023, Kaival Holdings, LLC transferred to a service provider 714 shares of Common Stock of the Issuer at a price of $11.76 per share in exchange for services provided.

On May 31, 2023, Kaival Holdings, LLC transferred to a service provider 714 shares of Common Stock of the Issuer at a price of $11.76 per share in exchange for services provided.

On June 26, 2023, Kaival Holdings, LLC transferred to a service provider 714 shares of Common Stock of the Issuer at a price of $18.27 per share in exchange for services provided.

On July 21, 2023, Kaival Holdings, LLC distributed 55,238 shares of Common Stock of the Issuer at a price of $8.1312 to Eric Mosser, the former Co-Manager of Kaival Holdings, LLC.

On July 27, 2023, Kaival Holdings, LLC transferred to a service provider 714 shares of Common Stock of the Issuer at a price of $13.02 per share in exchange for services provided.

On July 27, 2023, Kaival Holdings, LLC transferred to a service provider 2,952 shares of Common Stock of the Issuer at a price of $13.02 per share in exchange for services provided.

On August 16, 2023, Kaival Holdings, LLC transferred to a service provider 25,185 shares of Common Stock of the Issuer at a price of $9.49 per share in exchange for services provided.

On August 18, 2023, Kaival Holdings, LLC transferred to a service provider 714 shares of Common Stock of the Issuer at a price of $10.07 per share in exchange for services provided.

On August 24, 2023, Kaival Holdings, LLC transferred to a service provider 17,559 shares of Common Stock of the Issuer at a price of $13.34 per share in exchange for services provided.

On October 30, 2023, Kaival Holdings, LLC distributed 95,238 shares of Common Stock of the Issuer at a price of $7.35 to Eric Mosser, the former Co-Manager of Kaival Holdings, LLC.

On November 21, 2023, Kaival Holdings, LLC distributed 47,619 shares of Common Stock of the Issuer at a price of $3.633 to Eric Mosser, the former Co-Manager of Kaival Holdings, LLC.

On December 6, 2023, Kaival Holdings, LLC transferred to a service provider 6,191 shares of Common Stock of the Issuer at a price of $5.76 per share in exchange for services provided.

On December 6, 2023, Kaival Holdings, LLC transferred to a service provider 4,762 shares of Common Stock of the Issuer at a price of $5.76 per share in exchange for services provided.

On May 30, 2024, Kaival Holdings, LLC distributed 144,772 shares of Common Stock to Eric Mosser, the former Co-Manager of Kaival Holdings, LLC, upon the redemption of his ownership interests in Kaival Holdings, LLC. As a result of the redemption, Eric Mosser is no longer a part of the group filing this Amendment No. 3.

On October 25, 2024, pursuant to the terms of that certain Debt Exchange Agreement dated as of October 25, 2024, by and between the Company and Bidi Vapor, LLC, the Company repaid and extinguished $1,275,000 in debt owed to Bidi Vapor by the issuance of 1,400,144 shares of its Common Stock to Bidi Vapor, LLC. Bidi Vapor, LLC is owned by KDMM Trust dated May 14, 2018, as one of the voting members, KM I Irrevocable Trust dated January 23, 2020, as a non-voting member, and KC Family Irrevocable Trust dated May 19, 2021, as a non-voting member.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by each Reporting Person is based on 8,184,102 shares of common stock, par value $0.001 per share, of which 6,783,958 shares were outstanding as of September 20, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on September 20, 2024. This share count does not reflect any share issuances after September 20, 2024, if any, other than the issuance of 1,400,144 shares of Common Stock to Bidi Vapor, LLC on October 25, 2024.

(A)	Kaival Holdings, LLC

a.	Aggregate number of shares beneficially owned: 1,569,514

Percentage: 19.2%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 1,569,514

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 1,569,514

c.	Kaival Holdings, LLC has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment 3.

(B)	KDMM Trust dated May 14, 2018

a.	Aggregate number of shares beneficially owned: 2,969,658

Percentage: 36.3%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 2,969,658

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 2,969,658

c.	KDMM Trust dated May 14, 2018 has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment 3.

(C)	Bidi Vapor, LLC

a.	Aggregate number of shares beneficially owned: 1,400,144

Percentage: 17.1%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 1,400,144

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 1,400,144

c.	Bidi Vapor, LLC has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment 3.

(D) On May 30, 2024, Mr. Eric Mosser’s interests in Kaival Holdings, LLC were redeemed by Kaival Holdings, LLC, so Mr. Mosser is no longer a part of the group filing this Amendment No. 3 and is not the beneficial owner of in excess of 5% of the Company’s Common Stock. In addition, upon the death of Mr. Nirajumar Patel, Mr. Patel, individually, ceased to be a part of the group filing this Amendment No. 3 and is not personally the beneficial owner of in excess of 5% of the Company’s common stock, rather such shares are owned by KDMM Trust dated May 14, 2018, KM I Irrevocable Trust dated January 23, 2020, and KM II Irrevocable Trust dated September 1, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Amendment No. 3, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement is filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: December 12, 2024	KAIVAL HOLDINGS, LLC

By: /s/ Ankitaben Patel
Name: Ankitaben Patel
Title: Manager

KDMM TRUST DATED MAY 14, 2018

By: /s/ Ankitaben Patel
Name: Ankitaben Patel
Title: Manager

BIDI VAPOR, LLC

By: /s/ Ankitaben Patel
Name: Ankitaben Patel
Title: Manager